MASTER TERMS AND CONDITIONS FOR PREPAID VARIABLE SHARE FORWARD TRANSACTIONS BETWEEN CITIBANK, N.A. AND LOW TIDE PROPERTIES LTD.

The purpose of this Master Terms and Conditions for Prepaid Variable Share Forward Transactions (including the Annexes hereto, the "Master Confirmation"), dated as of January 21, 2025, is to set forth certain terms and conditions for one or more prepaid variable share forward transactions that Low Tide Properties Ltd. ("Counterparty") will enter into with Citibank, N.A. ("Citibank") from time to time. Each such transaction (a "Transaction") entered into between Citibank and Counterparty that is to be subject to this Master Confirmation shall be evidenced by (i) a supplemental confirmation substantially in the form of Annex A hereto (a "Supplemental Confirmation") and (ii) a Pricing Notice substantially in the form of Annex B hereto (a "Pricing Notice"), with such modifications thereto as to which Counterparty and Citibank mutually agree. This Master Confirmation, a Supplemental Confirmation and any related Pricing Notice together shall constitute a "Confirmation" as referred to in the Agreement specified below.

1.   The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions (the "Equity Definitions"), as published by the International Swaps and Derivatives Association, Inc. ("ISDA"), are incorporated into this Master Confirmation.

This Master Confirmation, a Supplemental Confirmation and any related Pricing Notice evidence a complete binding agreement between Citibank and Counterparty as to the terms of the Transaction to which this Master Confirmation, such Supplemental Confirmation and such Pricing Notice relate. This Master Confirmation, each Supplemental Confirmation and any related Pricing Notice form a part of, and are subject to, and incorporates by this reference as if set forth in full, an agreement in the form of the ISDA 2002 Master Agreement, as published by ISDA, as if Citibank and Counterparty had executed that agreement on the date hereof (without any Schedule but with the modifications and elections set forth herein, the "Agreement"). All provisions contained in the Agreement govern this Master Confirmation, each Supplemental Confirmation and any related Pricing Notice except as expressly modified herein or in the related Supplemental Confirmation or related Pricing Notice, as the case may be. For the avoidance of doubt, the Transactions under this Master Confirmation shall be the only transactions under the Agreement and shall not be subject to any other (existing or deemed) master agreement to which Citibank and Counterparty are parties.

THIS MASTER CONFIRMATION, EACH SUPPLEMENTAL CONFIRMATION, ANY RELATED PRICING NOTICE AND THE AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO ITS CHOICE OF LAW DOCTRINE. THE PARTIES HERETO, SUBJECT TO SECTION 9(H) HEREOF, IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES COURT FOR THE SOUTHERN DISTRICT OF NEW YORK IN CONNECTION WITH ALL MATTERS RELATING HERETO AND THERETO OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY AND WAIVE ANY OBJECTION TO THE LAYING OF VENUE IN, AND ANY CLAIM OF INCONVENIENT FORUM WITH RESPECT TO, THESE COURTS. NOTHING IN THIS PROVISION SHALL PROHIBIT EITHER PARTY FROM BRINGING AN ACTION TO ENFORCE A MONEY JUDGMENT IN ANY OTHER JURISDICTION.

If, in relation to any Transaction to which this Master Confirmation, a Supplemental Confirmation and any related Pricing Notice relate, there is any inconsistency between the Agreement, this Master Confirmation, such Supplemental Confirmation, such Pricing Notice and the Equity Definitions, the following will prevail for purposes of such Transaction in the order of precedence indicated: (i) such Pricing Notice; (ii) such Supplemental Confirmation; (iii) this Master Confirmation; (iv) the Equity Definitions; and (v) the Agreement.

Each party will make each payment specified in this Master Confirmation, a Supplemental Confirmation or any related Pricing Notice as being payable by such party, not later than the due date for value on that date in the place of the account specified below or otherwise specified in writing, in freely transferable funds and in a manner customary for payments in the required currency.

This Master Confirmation and the Agreement, together with the Supplemental Confirmation and any related Pricing Notice relating to a Transaction, shall constitute the written agreement between Counterparty and Citibank with respect to such Transaction.

2.   Set forth below are the general terms and conditions related to the prepaid variable share forward transactions which, together with the terms and conditions set forth in the Supplemental Confirmation and any related Pricing Notice (in respect of the related Transaction), shall govern such Transaction.

General Terms:

Trade Date:	For each Transaction, as set forth in the related Supplemental Confirmation.
Seller:	Counterparty.
Buyer:	Citibank.
Shares:	The Class A common stock, par value USD 0.005 per share, of lululemon athletica inc. (the "Issuer") (Exchange symbol "LULU"), or security entitlements in respect thereof.
Components:	Each Transaction shall be divided into individual Components equal to the Number of Components for such Transaction, each with the terms set forth in this Master Confirmation, the related Supplemental Confirmation and the related Pricing Notice, and in particular with the Number of Shares and Scheduled Valuation Dates set forth in the related Supplemental Confirmation and the related Pricing Notice. The payments and deliveries to be made upon settlement of each Transaction will be determined separately for each Component as if each Component were a separate Transaction under the Agreement.
Number of Components:	For each Transaction, as specified in the related Supplemental Confirmation.
Initial Share Price:	For each Transaction, as set forth in the related Pricing Notice, to be the volume-weighted average price per Share at which Citibank (or any of its affiliates) establishes its initial hedge of the equity price risk undertaken by Citibank with respect to such Transaction in amounts and at times determined by Citibank (or an affiliate of Citibank) in the exercise of its commercially reasonable discretion. The number of Shares comprising Citibank's initial hedge is referred to herein as the "Initial Hedge Position".
Initial Hedging Period:	For each Transaction, the period commencing on the Trade Date and ending on the earlier of the Scheduled Trading Day on which Citibank (or any of its affiliates) finishes establishing the Initial Hedge Position and the Cutoff Date (such earlier date, the "Hedge Completion Date"). If Citibank (or any of its affiliates) does not finish establishing Citibank's initial Hedge Position in respect of the original aggregate Number of Shares under such Transaction by the close of the regular trading session on the Exchange on the Cutoff Date, Citibank shall notify in writing Counterparty, in the Pricing Notice, that the aggregate Number of Shares for such Transaction shall be reduced to such number as the number of Shares for which Citibank (or any of its affiliates) has established its Initial Hedge Position in respect of such Transaction, and, if Citibank so determines in its reasonable discretion, that the Number of Components and/or Number of Shares per Component shall be adjusted. Promptly following the Hedge Completion Date, Citibank shall deliver the Pricing Notice to Counterparty.

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Cutoff Date:	For each Transaction, as specified in the related Supplemental Confirmation or such earlier date as may be specified by Counterparty to Citibank in writing, subject to "Market Disruption Event" below.
Number of Shares:	For each Component of a Transaction, as set forth in the related Supplemental Confirmation or any related Pricing Notice.
Prepayment:	Applicable.
Counterparty's Option to Receive Component Prepayment Amounts:	With respect to any Unfunded Component of a Transaction, Counterparty may, upon no less than two and no more than ten Scheduled Trading Days' prior written notice to Citibank by delivery of a written request (a "Prepayment Request"), designate such Component and a Currency Business Day (each, a "Component Prepayment Date") during the Funding Period for such Transaction to receive from Citibank an amount equal to the Component Prepayment Amount for such Component on such Component Prepayment Date. For the avoidance of doubt, (i) Component Prepayment Amounts may only be requested, and paid, in whole and not in part with respect to any Component, (ii) any Prepayment Request may identify more than one Component with respect to which a Component Prepayment Date is being designated, and may specify different Component Prepayment Date(s) for any such Components (it being understood that each such Component Prepayment Date shall be no less than three Scheduled Trading Days following or more than ten Scheduled Trading Days following the date the relevant Prepayment Request is delivered), and (iii) Counterparty may not repay any Component Prepayment Amount other than in connection with Cash Settlement as described below.
	Promptly following Citibank's receipt of a Prepayment Request, Citibank shall deliver to Counterparty an acknowledgement of such Prepayment Request. Citibank shall pay Counterparty the Component Prepayment Amount with respect to any Component on the related Component Prepayment Date.
Funding Period:	For each Transaction, the period from and including the Initial Prepayment Date with respect to such Transaction to but excluding the Final Prepayment Date with respect to such Transaction.
Initial Prepayment Date:	For each Transaction, the later of (i) the date falling one Settlement Cycle after Hedge Completion Date and (ii) the first Currency Business Day on which all of the conditions specified in Section 4 are satisfied or waived by Citibank (or, if such conditions are first all satisfied or waived after 2:00 p.m., New York time, on a Currency Business Day, the next following Currency Business Day), as set forth in the relevant Supplemental Confirmation.
Final Prepayment Date:	For each Transaction, the 10th Scheduled Trading Day prior to the Scheduled Valuation Date for the Component with the earliest Scheduled Valuation Date and as specified in the related Pricing Notice.

Component Prepayment Amount:	For any Component Prepayment Date for any Component, the Present Value of the Component Forward Amount for such Component as of such Component Prepayment Date.
Present Value:	The Present Value of the Component Forward Amount of any Component on any Component Prepayment Date shall be the present value as of such Component Prepayment Date of a payment of such Component Forward Amount on the Future Value Date for such Component determined by the Calculation Agent using a discount rate equal to the Interest Rate in respect of the relevant Prepayment Request.
Interest Rate:	In respect of any Prepayment Request for any Component, a commercially reasonable rate determined by Citibank (acting in a good faith and in a commercially reasonable manner) equal to the sum of (i) the rate that results from interpolating the secured overnight financing rate assuming a tenor of the period of time from and including the Component Prepayment Date in respect of such Prepayment Request to but excluding the Future Value Date for such Component *plus* (ii) the Spread; provided that Citibank may adjust subsection (ii) above to account for changes made to the rate that Citibank would charge to fund similar transactions facing the same trading desk or business group, as determined by Citibank in good faith and in a commercially reasonable manner.
Spread:	For each Transaction, as specified in the related Supplemental Confirmation.
Future Value Date:	For each Component of a Transaction, the date that is one Settlement Cycle following the Scheduled Valuation Date for such Component (or, if such date is not a Currency Business Day, the next following Currency Business Day).
Component Forward Amount:	For each Component of any Transaction, as specified in the Pricing Notice, to be equal to the product of the Number of Shares for such Component and the Forward Floor Price.
Funded Component:	For any Transaction, and at any time, each Component for which a Component Prepayment Amount has been paid to Counterparty by Citibank on or prior to such time.
Unfunded Component:	For any Transaction, and at any time, each Component of such Transaction that is not a Funded Component at such time.
Variable Obligation:	Applicable, as modified in this Master Confirmation.
Forward Floor Price:	For each Transaction, the product of the Forward Floor Percentage and the Initial Share Price, as set forth in the related Supplemental Confirmation or any related Pricing Notice.
Forward Floor Percentage:	For each Transaction, as specified in the related Supplemental Confirmation.

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Forward Cap Price:	For each Transaction, the product of the Forward Cap Percentage and the Initial Share Price, as set forth in the related Supplemental Confirmation or any related Pricing Notice.
Forward Cap Percentage:	For each Transaction, as specified in the related Supplemental Confirmation.
Exchange:	The Nasdaq Global Select Market.
Related Exchange(s):	All Exchanges.
Clearance System:	The Depository Trust Company.

Valuation:

In respect of any Component:

Valuation Dates:	As set forth in the related Supplemental Confirmation or any related Pricing Notice (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day that is not already a Valuation Date for another Component under any Transaction); provided that, if that date is a Disrupted Day, the Valuation Date for such Component shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day and that is not or is not deemed to be a Valuation Date in respect of any other Component under any Transaction; provided, further, that, if the Valuation Date for any Component has not occurred pursuant to the preceding proviso as of the Final Disruption Date for such Transaction, the Final Disruption Date shall be the Valuation Date for such Component (irrespective of whether such day is a Valuation Date in respect of any other Component) and the Settlement Price for the Final Disruption Date shall be determined by the Calculation Agent in a commercially reasonable manner. Notwithstanding the foregoing and anything to the contrary in the Equity Definitions, if a Market Disruption Event occurs on any Valuation Date, the Calculation Agent may determine that such Valuation Date is a Disrupted Day only in part, in which case (i) the Calculation Agent shall make adjustments to the Number of Shares for the relevant Component for which such day shall be the Valuation Date and shall designate the Scheduled Trading Day determined in the manner described in the immediately preceding sentence as the Valuation Date for the remaining Shares for such Component, and (ii) the Settlement Price for such Disrupted Day shall be determined by the Calculation Agent in the exercise of its commercially reasonable discretion based on transactions in the Shares on such Disrupted Day taking into account the nature and duration of such Market Disruption Event on such day. Such determination shall be based on, among other factors, the duration of any Market Disruption Event and the volume, historical trading patterns and price of the Shares. Any Scheduled Trading Day on which, as of the Trade Date, the Exchange is scheduled to close prior to its normal close of trading shall be deemed not to be a Scheduled Trading Day; if a closure of the Exchange prior to its normal close of trading on any Scheduled Trading Day is scheduled following the Trade Date, then such Scheduled Trading Day shall be deemed to be a Disrupted Day in full. Section 6.6 of the Equity Definitions shall not apply to any Valuation Date.

Final Disruption Date:	For each Transaction, as set forth in the related Supplemental Confirmation or any related Pricing Notice.
Market Disruption Event:	The definition of "Market Disruption Event" in Section 6.3(a) of the Equity Definitions is hereby amended by replacing the words "at any time during the one-hour period that ends at the relevant Valuation Time, Latest Exercise Time, Knock-in Valuation Time or Knock-out Valuation Time" with the words "at any time on any Scheduled Trading Day that otherwise would be a Valuation Date" and replacing the words "or (iii) an Early Closure" with "(iii) an Early Closure or (iv) a Regulatory Disruption."
	Section 6.3(d) of the Equity Definitions is hereby amended by deleting the remainder of the provision following the term "Scheduled Closing Time" in the fourth line thereof.
	For each Disrupted Day that occurs in the Initial Hedging Period, Citibank may in its reasonable discretion postpone the Cutoff Date by one Scheduled Trading Day.
Regulatory Disruption:	Any event that Citibank, in its commercially reasonable discretion, determines makes it appropriate with regard to any legal, regulatory or self-regulatory requirements or related policies and procedures (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by Citibank), for Citibank to refrain from or decrease any market activity in connection with the relevant Transaction. Whenever a Regulatory Disruption occurs, Citibank shall notify Counterparty of such occurrence as soon as reasonably practicable under the circumstances and of any Valuation Date(s) affected by it; provided that Citibank shall not be required to communicate to Counterparty the reason for Citibank's exercise of its rights pursuant to this provision if Citibank reasonably determines, in good faith and in the exercise of its commercially reasonable discretion that disclosing such reason may result in a violation of any legal, regulatory, or self-regulatory requirements or related policies and procedures (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by Citibank).

Settlement Terms:

In respect of any Component:

Settlement Method Election:	Applicable; provided that the same settlement method shall apply to each Component of a Transaction.
Electing Party:	Counterparty.
Settlement Method Election Date:	For each Transaction, the date that is ten Scheduled Trading Days before the first Scheduled Valuation Date of any Component of such Transaction.
Default Settlement Method:	Modified Physical Settlement with the understanding that, as set forth in the Modified Physical Settlement term below and subject thereto, notwithstanding any provision to the contrary, upon the exercise of

Counterparty's complete, unfettered discretion, Counterparty may elect Cash Settlement as the sole method of settlement so long as Counterparty provides to Citibank a written statement substantially in the form attached hereto as Annex D.

Modified Physical Settlement:	If Modified Physical Settlement is applicable, then, notwithstanding anything to the contrary in this Master Confirmation or the Equity Definitions, on the relevant Settlement Date, Citibank will pay to Counterparty an amount equal to the Modified Forward Price for such Component multiplied by the Number of Shares for such Component and Counterparty will deliver to Citibank the Number of Shares to be Delivered for such Component and will pay to Citibank the Fractional Share Amount, if any.
Number of Shares to be Delivered:	The Number of Shares for such Component.
Modified Forward Price For Funded Components:	For each Funded Component of a Transaction: (i) if the Settlement Price is less than or equal to the Forward Floor Price, zero; (ii) if the Settlement Price is greater than the Forward Floor Price but less than or equal to the Forward Cap Price, the Settlement Price minus the Forward Floor Price; and (iii) if the Settlement Price is greater than the Forward Cap Price, the Forward Cap Price minus the Forward Floor Price.
Modified Forward Price For Unfunded Components:	For each Unfunded Component of a Transaction: (i) if the Settlement Price is less than or equal to the Forward Floor Price, the Forward Floor Price; (ii) if the Settlement Price is greater than the Forward Floor Price but less than or equal to the Forward Cap Price, the Settlement Price; and (iii) if the Settlement Price is greater than the Forward Cap Price, the Forward Cap Price.
Initial Cash Settlement Payment:	If Cash Settlement is applicable to a Transaction, Counterparty shall pay Citibank the Initial Cash Settlement Amount on the Currency Business Day immediately preceding the first Scheduled Valuation Date. If Counterparty fails to make the foregoing payment when due, Citibank shall be entitled to elect Modified Physical Settlement notwithstanding Counterparty's election.
Initial Cash Settlement Amount:	In respect of a Transaction to which Cash Settlement is applicable, an amount in USD equal to the sum of the Forward Cash Settlement Amounts for all Funded Components of such Transaction for which Cash Settlement is applicable calculated as if the Valuation Date for each such Funded Component were the Exchange Business Day immediately

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preceding the date the Initial Cash Settlement Payment is due (or, if no such Settlement Price is available on such day, such Settlement Price shall be a price determined by the Calculation Agent).

Cash Settlement for Funded Components:

If Cash Settlement is applicable to any Funded Component of a Transaction, the Calculation Agent shall calculate an amount in USD (which may be positive or negative) equal to (a) the Forward Cash Settlement Amount (as determined under Section 8.5 of the Equity Definitions) for such Component *minus* (b)(i) the Initial Cash Settlement Amount *divided by* (ii) the number of Funded Components for such Transaction (such difference, the "Funded Cash Settlement Amount").

In lieu of Section 8.4(b) of the Equity Definitions, if the Funded Cash Settlement Amount is a positive number, then Counterparty shall pay to Citibank the Funded Cash Settlement Amount on the relevant Cash Settlement Payment Date; and if the Funded Cash Settlement Amount is a negative number, then Citibank shall pay to Counterparty the absolute value of the Funded Cash Settlement Amount on the relevant Cash Settlement Payment Date.

Cash Settlement for Unfunded Components:

If Cash Settlement is applicable to any Unfunded Component of a Transaction, the Calculation Agent shall determine the Unfunded Cash Settlement Amount and the Relevant Party for such Component.

If Counterparty is the Relevant Party in respect of such Unfunded Cash Settlement Amount, Counterparty shall pay to Citibank such amount on the Cash Settlement Payment Date for such Component. If Citibank is the Relevant Party in respect of such Unfunded Cash Settlement Amount, Citibank shall pay to Counterparty such amount on the Cash Settlement Payment Date for such Component. For the avoidance of doubt, if the Unfunded Cash Settlement Amount equals zero, no amount shall be payable by either party.

Strike Price Differential and Relevant Party:

For any Unfunded Component of a Transaction to which Cash Settlement is applicable:

(a) if the Settlement Price for such Unfunded Component is greater than the Forward Cap Price, then the Strike Price Differential for such Unfunded Component shall be equal to the excess of the Settlement Price for such Unfunded Component over the Forward Cap Price, and the Relevant Party for such Unfunded Component shall be Counterparty, and

(b) if the Settlement Price for such Unfunded Component is less than the Forward Floor Price, then the Strike Price Differential for such Unfunded Component shall be equal to the excess of the Forward Floor Price over the Settlement Price for such Unfunded Component, and the Relevant Party for such Unfunded Component shall be Citibank, and

(c) if the Settlement Price for such Unfunded Component is greater than or equal to the Forward Floor Price and less than or equal to the Forward Cap Price, then the Strike Price Differential for such Unfunded Component shall be zero, and there is no Relevant Party for such Unfunded Component.

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Unfunded Cash Settlement Amount:	For each Unfunded Component of a Transaction to which Cash Settlement is applicable, an amount, as calculated by the Calculation Agent, equal to the Number of Shares for such Unfunded Component *multiplied* by the Strike Price Differential for such Unfunded Component.
Settlement Currency:	USD (as defined in the 2006 ISDA Definitions).
Settlement Price:	The volume-weighted average price per Share on the relevant Valuation Date, as reasonably determined by the Calculation Agent by reference to the Bloomberg Page "LULU <equity> AQR <Go>" (or any successor page thereto); provided that, if such price is not so reported for any reason or is, in the Calculation Agent's reasonable discretion, erroneous, a price determined by the Calculation Agent in good faith and a commercially reasonable manner.
Settlement Date:	The date that is one Settlement Cycle immediately following the Valuation Date for such Component (or, if such date is not a Clearance System Business Day, the next following Clearance System Business Day).
Cash Settlement Payment Date:	The date that is one Settlement Cycle immediately following the Valuation Date for such Component (or, if such date is not a Currency Business Day, the immediately following Currency Business Day).
Excess Dividend Amount:	For the avoidance of doubt, all references to the Excess Dividend Amount shall be deleted from Section 8.4(b) and Section 9.2(a)(iii) of the Equity Definitions.

Share Adjustments; Dividend Payments:

In respect of any Component:

Method of Adjustment:	Calculation Agent Adjustment; provided that the Equity Definitions shall be amended by replacing the words "diluting or concentrative" in Sections 11.2(a), 11.2(c) (in two instances) and 11.2(e)(vii) with the word "material" and by adding the words "or the Transactions" after the words "theoretical value of the relevant Shares" in Sections 11.2(a), 11.2(c) and 11.2(e)(vii); provided, further, that adjustments may be made to account for changes in volatility, expected dividends, stock loan rate and liquidity relative to the relevant Share or the Transaction.
Dividend Payments:	If at any time during the period from, but excluding, the Trade Date to, and including, the Valuation Date, an ex-dividend date for a cash dividend or distribution that the Calculation Agent determines is an ordinary cash dividend (an "Ordinary Cash Dividend") occurs with respect to the Shares, Counterparty will make a cash payment to Citibank, on the date such Ordinary Cash Dividend is paid by the Issuer to holders of Shares (whether or not before the final Settlement Date or Cash Settlement Payment Date, as applicable), of an amount of cash equal to the product of (i) the Gross Dividend Amount per Share of such Ordinary Cash Dividend, and (ii) the number of Shares that Citibank and/or its affiliates, as applicable, theoretically would be short in order to hedge the equity price risk of the relevant Component as of the close of the regular trading session on the Exchange on the Exchange Business Day

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immediately preceding the ex-dividend date for such Ordinary Cash Dividend (each such amount, a "Dividend Payment").

Gross Dividend Amount:	With respect to an Ordinary Cash Dividend, an amount equal to the actual dividend or distribution per Share before withholding or deduction of taxes at the source by or on behalf of any applicable authority having power to tax in respect of such dividend and excluding any imputation or other credits, refunds or deductions granted by any applicable authority having power to tax in respect of such dividend or distribution and any taxes, credits, refunds or benefits imposed, withheld, assessed or levied thereon.
Cash Dividend Adjustments:	If at any time during the period from, but excluding, the Trade Date to, and including, the Valuation Date, an ex-dividend date for a cash dividend or distribution (excluding an Ordinary Cash Dividend) occurs with respect to the Shares, then the Calculation Agent will adjust one or more of the Forward Floor Price, the Forward Cap Price, the Number of Shares, or any other variable relevant to the valuation, settlement, payment or other terms of such Component, including requiring Counterparty to make a payment to Citibank, to reflect the impact of such cash dividend or distribution on the theoretical value of such Component.

Extraordinary Events:

New Shares:	In the definition of New Shares in Section 12.1(i) of the Equity Definitions, (i) the text in clause (i) thereof shall be deleted in its entirety and replaced with "publicly quoted, traded or listed on any of the New York Stock Exchange, The Nasdaq Global Select Market or The Nasdaq Global Market (or their respective successors)," and (ii) the following phrase shall be inserted at the end thereof: "and (iii) in the case of a Merger Event, of an entity or person that is a corporation organized under the laws of the United States, any State thereof or the District of Columbia".
Announcement Event:	If (i) an Announcement Date occurs in respect of any event or transaction that would, if consummated, lead to a Merger Event (for purposes of this and related provisions, the definition of Merger Event shall be read with the references therein to "100%" being replaced by "35%" and references to "50%" being replaced by "75%" and without reference to the clause beginning immediately following the definition of Reverse Merger therein to the end of such definition), a Tender Offer, or other acquisition or disposition by Issuer and/or its subsidiaries where the aggregate consideration or value exceeds 35% of the market capitalization of Issuer as of the Announcement Date (such other acquisition or disposition, a "Significant Transaction") or (ii) there is a public announcement or statement by Issuer of an intention to solicit or enter into, or to explore strategic alternatives or other similar undertakings that may include, a Merger Event, Tender Offer or Significant Transaction, or any subsequent announcement or statement of a change to such intention (the occurrence of (i) or (ii), an "Announcement Event"), as determined by the Calculation Agent, then the "Consequences of Announcement Event" set forth below shall apply in respect of such Announcement Event. For purposes of any Transaction, a Significant Transaction shall be an Extraordinary Event.

Announcement Date:	The definition of "Announcement Date" in Section 12.1(l) of the Equity Definitions is hereby amended by (i) adding the words "or a Significant Transaction" immediately following the words "Merger Event" in the second and third lines thereof, (ii) replacing the words "a firm" with the word "any" in the second and fourth lines thereof, (iii) replacing the word "leads to the" with the words "would, if consummated, lead to a" in the third and the fifth lines thereof, (iv) adding after the words "voting shares" in the fifth line thereof the words ", voting power or Shares", (v) inserting the words "by any person or entity" after the word "announcement" in the second and the fourth lines thereof and (vi) inserting the words ", as determined by the Calculation Agent, or any subsequent public announcement of a change to such transaction or intention (including, without limitation, a new announcement, whether or not by the same party, relating to such a transaction or intention or the announcement of a withdrawal from, or the abandonment or discontinuance of, such a transaction or intention)" at the end of each of clauses (i) and (ii) thereof.
Consequences of Announcement Event:	With respect to any Announcement Event, the Calculation Agent may determine the economic effect of such Announcement Event on the theoretical value of each Component of the Transaction (including without limitation any change in volatility, expected dividends, stock loan rate or liquidity relevant to the Shares or to the Transaction) (i) on or after the relevant Announcement Date or other date of announcement and (ii) on the Valuation Date or any earlier date of termination or cancellation for such Component and if, in the case of clause (i) or (ii), such economic effect is material, (x) the Calculation Agent may adjust the terms of such Component to reflect such economic effect to Citibank and determine the effective date of such adjustment or (y) if the Calculation Agent determines, on or after the Announcement Date or other date of announcement, that no adjustment it could make under clause (x) above is likely to produce a commercially reasonable result, the Calculation Agent may notify the parties that such Component of the Transaction will be terminated, in which case the amount payable upon such termination will be determined by Citibank pursuant to the terms of this Master Confirmation as if such Announcement Event were an Extraordinary Event to which Cancellation and Payment were applicable. For the avoidance of doubt, any such adjustment shall be without prejudice to the application of the provisions set forth in the preceding sentence, "Consequences of Merger Events" and/or "Consequences of Tender Offers" with respect to any other Announcement Date in respect of the same event or transaction, or, if the related Merger Date or Tender Offer Date occurs on or prior to the Valuation Date or earlier date of termination or cancellation for such Component, with respect to the related Merger Event or Tender Offer; provided that any such adjustment shall be made in the commercially reasonable exercise of the Calculation Agent's discretion, and taken into account by the Calculation Agent or the Determining Party, as the case may be, in determining any subsequent adjustment to the terms of the Transaction, or in subsequently determining any Cancellation Amount or Early Termination Amount, as the case may be, on account of any related Announcement Date, Merger Event or Tender Offer.
Consequences of Merger Events:	

(a) Share-for-Share:	Modified Calculation Agent Adjustment.
(b) Share-for-Other:	Cancellation and Payment.
(c) Share-for-Combined:	Component Adjustment.

Tender Offer: Applicable; provided, however, that the definitions of "Tender Offer" and "Tender Offer Date" in Section 12.1 of the Equity Definitions are each hereby amended by adding after the words "voting shares" the words ", voting power or Shares".

Consequences of Tender Offers:

(a) Share-for-Share:	Modified Calculation Agent Adjustment.
(b) Share-for-Other:	Modified Calculation Agent Adjustment.
(c) Share-for-Combined:	Modified Calculation Agent Adjustment.

Composition of Combined
Consideration: Not Applicable; provided that, notwithstanding Sections 12.1 and 12.5(b) of the Equity Definitions, to the extent that the composition of the consideration for the relevant Shares pursuant to a Tender Offer or Merger Event could be determined by a holder of the Shares, the Calculation Agent will determine such composition.

Nationalization, Insolvency
or Delisting: Cancellation and Payment; provided that, in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, The Nasdaq Global Select Market or The Nasdaq Global Market (or their respective successors); if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall thereafter be deemed to be the Exchange and the Calculation Agent shall make any adjustments it deems necessary to the terms of the Transaction, as if Modified Calculation Agent Adjustment were applicable to such event.

Additional Disruption Events:

Change in Law: Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by (i) replacing the phrase "the interpretation" in the third line thereof with the phrase "or announcement or statement of the formal or informal interpretation", (ii) deleting the words "a party to such Transaction" in the fifth line thereof and replacing them with the words "Citibank", (iii) replacing the word "Shares" with "Hedge Positions" in the sixth line thereof, (iv) immediately following the word "Transaction" in clause (X) thereof, adding the phrase "in the manner contemplated by the Hedging Party on the Trade Date", (v) deleting the words "it" and "its" in the seventh line thereof and replacing them with the words "either party" and "such party's", respectively, and (vi) adding the words ", or holding, acquiring or disposing of Shares or any Hedge Positions relating to," after the word "under" in clause (Y) thereof; provided, further, that any determination as to whether (i) the adoption of or any change in any applicable law or regulation (including, for the avoidance of doubt and without limitation, (A) any tax law or (B) adoption or promulgation of new regulations authorized or mandated by existing statute) or (ii) the promulgation of or any change in the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law or regulation (including any action taken by a taxing authority), in each case, constitutes a "Change in Law" shall be made without regard to Section 739 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 or any similar legal certainty provision in any legislation enacted, or rule or regulation promulgated, on or after the Trade Date.

Insolvency Filing:	Applicable.

Hedging Disruption:	Applicable; provided that Section 12.9(a)(v) of the Equity Definitions is hereby modified by (i) inserting the following words at the end of clause (A) thereof: "in the manner contemplated by the Hedging Party on the Trade Date" and (ii) inserting the following two phrases at the end of such Section:

> "For the avoidance of doubt, the term "equity price risk" shall be deemed to include, but shall not be limited to, stock price and volatility risk. And, for the further avoidance of doubt, any such transactions or assets referred to in phrases (A) or (B) above must be available on commercially reasonable pricing and other terms."

and; provided, further, that Section 12.9(b)(iii) of the Equity Definitions is hereby amended by inserting in the third line thereof, after the words "to terminate the Transaction", the words "or a portion of the Transaction affected by such Hedging Disruption".

Increased Cost of Hedging:	Applicable; provided that:

(i) Section 12.9(a)(vi) of the Equity Definitions is hereby amended by inserting the following parenthetical immediately following the term "equity price risk" in the fifth line thereof: "(including, for the avoidance of doubt and without limitation, stock price risk and volatility risk)"; and

(ii) Section 12.9(b)(vi) of the Equity Definitions is hereby amended by inserting the following words immediately following the word "Transaction" in clause (C) thereof: "or, at the option of the Hedging Party, the portion of the Transaction affected by such Increased Cost of Hedging."

Loss of Stock Borrow:	Applicable.
Maximum Stock Loan Rate:	300 basis points per annum
Increased Cost of Stock Borrow:	Applicable.
Initial Stock Loan Rate:	25 basis points per annum

Hedging Party:	For all applicable Additional Disruption Events, Citibank.
Determining Party:	For all applicable Extraordinary Events, Citibank.
Non-Reliance:	Applicable.
Agreements and Acknowledgments Regarding Hedging Activities:	Applicable.
Additional Acknowledgments:	Applicable.

3.   **Calculation Agent:** Citibank. Whenever the Calculation Agent is required to act or to exercise judgment in any way with respect to any Transaction hereunder, it will do so in good faith and in a commercially reasonable manner; provided, however, if there is an Event of Default of the type described in Section 5(a)(vii) of the Agreement in which Citibank is the Defaulting Party, Counterparty may select a leading dealer in the relevant market to be substitute Calculation Agent. Following any determination, adjustment or calculation by the Calculation Agent, the Calculation Agent will, upon request by Counterparty, promptly, but in no event later than the fifth Exchange Business Day, following such request, provide to Counterparty a report (in a commonly used file format for the storage and manipulation of financial data but without disclosing Calculation Agent's confidential or proprietary models or other information that may be confidential, proprietary or subject to contractual, legal or regulatory obligations to not disclose such information) displaying in reasonable detail the basis for such determination, adjustment or calculation, as the case may be.

4.   **Conditions Precedent:** With respect to each Transaction, Citibank's obligations under such Transaction are subject to the satisfaction or waiver (such waiver to be in writing) by Citibank of the following conditions:

(a)   The representations and warranties of Counterparty contained herein, in the Agreement (including as may be modified herein) and in each Credit Support Document shall be true and correct as of the Trade Date as if made on the Trade Date;

(b)   Counterparty shall have performed all of the covenants and obligations to be performed by Counterparty on or prior to the Trade Date hereunder, under the Agreement (including as may be modified herein) and under each Credit Support Document;

(c)   Counterparty shall have executed the related Supplemental Confirmation;

(d)   Counterparty shall have delivered to Citibank or its collateral agent on or prior to the Trade Date a number of Shares equal to the aggregate Number of Shares for all Components (the "Collateral Shares") in the manner specified in the Pledge and Security Annex hereto contained in Annex C; and

(e)   Counterparty shall have executed an Account Control Agreement, dated as of the date of this Master Confirmation, among Counterparty, Citibank and Citibank, N.A. (the "Custodian") (the "Control Agreement").

5.   **Additional Representations and Warranties:** In connection with this Master Confirmation, each Supplemental Confirmation, any related Pricing Notice and each Transaction hereunder, each party represents and warrants to the other party on the Trade Date of each Transaction that such party is an "accredited investor" as defined in Section 2(a)(15)(ii) of the Securities Act of 1933, as amended (the "Securities Act") , an "eligible contract participant" as such term is defined in the Commodity Exchange Act, as amended, by virtue of being a corporation, partnership, proprietorship, organization, trust or other entity that has total assets exceeding $10,000,000, and a "Qualified Party" as defined in BC Instrument 91-501 *Over-the-Counter Derivatives* by virtue of being a company, partnership, unincorporated association, organization or trust, with total assets, as shown in the balance sheet for its most recently completed financial year end, in excess of CAD 25 million or the equivalent in another currency.

6.   **Counterparty Representations, Warranties and Agreements:**   Counterparty hereby represents and warrants to, and agrees with, Citibank on the Trade Date for each Transaction and any day on which it makes any election in respect of any Transaction (including an election of a Settlement Method) and, in the case of clause (a) below, on each day during the Initial Hedging Period, unless another date or dates are specified below, as follows:

(a)   Counterparty is not entering into any Transaction hereunder or taking any action (including any election or deemed election) hereunder or in connection herewith "on the basis of" (as defined in Rule 10b5-1(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), and neither Counterparty nor any of Counterparty's affiliates is aware of, any material nonpublic information or undisclosed "material fact" or "material change" concerning the Shares or the business, operations or prospects of the Issuer. If Counterparty becomes aware of any such material non-public information at any time subsequent to the Trade Date and prior to being notified by Citibank that Citibank's Initial Hedge Position for such Transaction has been established, Counterparty shall immediately notify Citibank that the Cutoff Date shall be the date of such notice, and Citibank (or its affiliate) shall immediately cease selling Shares in connection with Citibank's Initial Hedge Position. "Material" information for these purposes is any information to which an investor would reasonably attach importance in reaching a decision to buy, sell or hold securities of the Issuer.

(b)   Counterparty is not entering into any Transaction or making any election hereunder to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for Shares) or otherwise in violation of applicable law.

(c)   Counterparty understands and will comply with Counterparty's responsibilities under applicable securities laws in connection with each Transaction hereunder including, but not limited to, the provisions of Section 13 and Section 16 of the Exchange Act, if applicable. Counterparty shall provide Citibank with an opportunity to review and comment on any filings to be made in connection with the Transaction.

(d)   Counterparty is not, for the 90 days immediately preceding the Trade Date, has not been, and while any Transaction is outstanding will not take any action that could reasonably be expected to result in Counterparty becoming, either (i) an "affiliate" of the Issuer within the meaning of the Securities Act, (ii) an "insider" (for purposes of Section 16 of the Exchange Act) of the Issuer or (iii) a "control person" of the Issuer within the meaning of Canadian securities legislation.

(e)   Counterparty understands no obligations of Citibank to Counterparty hereunder will be entitled to the benefit of deposit insurance and that such obligations will not be guaranteed by any affiliate of Citibank or any governmental agency.

(f)   Counterparty understands Counterparty's investments in and liabilities in respect of a Transaction hereunder are not readily marketable, and Counterparty is able to bear any loss in connection with such Transaction, including the loss of Counterparty's entire investment in such Transaction.

(g)   COUNTERPARTY UNDERSTANDS THAT ANY TRANSACTION HEREUNDER IS SUBJECT TO COMPLEX RISKS WHICH MAY ARISE WITHOUT WARNING AND MAY AT TIMES BE VOLATILE AND THAT LOSSES MAY OCCUR QUICKLY AND IN UNANTICIPATED MAGNITUDE AND IS WILLING TO ACCEPT SUCH TERMS AND CONDITIONS AND ASSUME (FINANCIALLY AND OTHERWISE) SUCH RISKS.

(h)   Counterparty is entering into each Transaction hereunder for Counterparty's own account and not with a view to transfer, resale or distribution and understands that such Transaction may involve the purchase or sale of a security as defined in the Securities Act and the securities laws of certain states and other jurisdictions, that any such security has not been registered under the Securities Act or the securities laws of any state or other jurisdiction and, therefore, (except for any pledge to Citibank or its affiliates) may not be sold, pledged, hypothecated, transferred or otherwise disposed of unless such security is registered under the Securities Act and any applicable state or other jurisdiction's securities law, or an exemption from registration is available.

(i)   Counterparty is aware and acknowledges that Citibank, its affiliates or any entity with which Citibank hedges any Transaction hereunder may from time to time take positions in instruments that are identical or economically related to such Transaction or the Shares or have an investment banking or other commercial relationship with the Issuer. In addition, Counterparty acknowledges that the proprietary trading and other activities and transactions of Citibank, its affiliates or any entity with which Citibank hedges any Transaction hereunder, including purchases and sales of the Shares in connection with, or in anticipation of, such Transaction, may affect the trading price of the Shares.

(j)   Counterparty will immediately inform Citibank of any changes in the information set forth herein occurring prior to the last Settlement Date or Cash Settlement Payment Date of any Transaction hereunder.

(k)   For the avoidance of doubt, and without limiting any representation contained in Section 3(a)(iii) of the Agreement, Counterparty represents that the execution, delivery and performance of this Master Confirmation, each Supplemental Confirmation, any related Pricing Notice, each Credit Support Document and any other documentation relating to the Agreement to which Counterparty or any of its Affiliates is a party do not violate or conflict with, and will not violate or conflict with, any of the terms or provisions of any stockholders' agreement, investment agreement, lock-up agreement, standstill agreement, registration rights agreement, confidentiality agreement or other agreement binding on Counterparty or its Affiliates or affecting Counterparty, its Affiliates or any of their respective assets (including its Shares).

(l)   No Transaction hereunder shall violate any corporate policy of the Issuer (including, but not limited to, any window period policy) or other rules or regulations of the Issuer applicable to Counterparty or any of its Affiliates. Counterparty is not subject to any corporate policy of the Issuer (including, but not limited to, any window period policy).

(m)   Counterparty agrees to execute each properly completed Supplemental Confirmation and any related Pricing Notice promptly following receipt thereof.

(n)   Counterparty will promptly notify Citibank of the occurrence of an Event of Default under the Agreement where Counterparty is the Defaulting Party, or the occurrence of any event that with the giving of notice, the lapse of time or both would be such an Event of Default.

(o)   Counterparty was not and will not be insolvent at the time any Transaction hereunder was consummated, and was not and will not be rendered insolvent as a result thereof, whether within the meaning of Canadian Insolvency Laws (as defined below) or otherwise. At the time of any payment to or for the benefit of Citibank, Counterparty did not intend and will not intend to incur, and did not incur and will not incur, debts that were beyond the ability of Counterparty to pay as they mature.

(p)   Counterparty is not and, after giving effect to any Transaction contemplated hereby, will not be required to register as an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

(q)   The assets used in connection with the execution, delivery and performance of the Agreement and the Transactions entered into hereunder are not and will not be the assets of (A) an "employee benefit plan" (with the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) subject to Title I of ERISA, (B) a plan described in Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") to which Section 4975 of the Code applies or (C) an entity whose underlying assets include "plan assets" by reason of Department of Labor regulation section 2510.3-101 (as modified by Section 3(42) of ERISA) or otherwise.

(r)   Counterparty is not an "affiliate" of the Issuer (as such term is defined in Section 101(2) of Title 11 of the United States Code (the "Bankruptcy Code")), and Counterparty shall not become, and shall not take any action that with the passage of time or the satisfaction of conditions would or would reasonably be expected to cause it to become, an "affiliate" of the Issuer (as such term is defined in Section 101(2) of the Bankruptcy Code) without the prior written consent of Citibank.

(s)   Counterparty is a "local counterparty" (as such term is defined under applicable Canadian securities laws, including *Multilateral Instrument 96-101 –Trade Repositories and Derivatives Data Reporting*) for the purposes of the transactions contemplated hereby solely in British Columbia, and is an "eligible derivatives party" as defined under Multilateral Instrument 93-101 *Derivatives: Business Conduct* pursuant to paragraph (m) of that definition being a person or company, other than an individual, that has net assets of at least CAD 25,000,000 as shown on its most recently prepared financial statements.

(t)   Counterparty agrees to deliver to Citibank by January 30, 2025, an opinion of New York law counsel to Counterparty and an opinion of Canadian law counsel to Counterparty, in form and substance satisfactory to Citibank.

7.   **Acknowledgments:** The parties hereto agree and acknowledge that:

(a)   Citibank is a "financial institution," "swap participant" and "financial participant" within the meaning of Sections 101(22), 101(53C) and 101(22A) of the Bankruptcy Code.

(b)   This Master Confirmation, each Supplemental Confirmation, any related Pricing Notice and each Credit Support Document is (i) a "securities contract," as such term is defined in Section 741(7) of the Bankruptcy Code, with respect to which each payment and delivery hereunder, thereunder or in connection herewith or therewith is a "termination value," "payment amount" or "other transfer obligation" within the meaning of Section 362 of the Bankruptcy Code and a "settlement payment" and "transfer" within the meaning of Section 546 of the Bankruptcy Code, and any cash, securities or other property provided as performance assurance, credit support or collateral with respect to each Transaction is a "margin payment" and "transfer" within the meaning of Section 546 of the Bankruptcy Code, (ii) a "swap agreement," as such term is defined in Section 101(53B) of the Bankruptcy Code, with respect to which each payment and delivery hereunder, thereunder or in connection herewith or therewith is a "termination value," "payment amount" or "other transfer obligation" within the meaning of Section 362 of the Bankruptcy Code and a "transfer," as such term is defined in Section 101(54) of the Bankruptcy Code and a "payment or other transfer of property" within the meaning of Sections 362 and 546 of the Bankruptcy Code and constitute "settlement payments" as defined in Section 741(8) of the Bankruptcy Code, (iii) a "master netting agreement" and each of the parties thereto is a "master netting agreement participant", each as defined in the Bankruptcy Code and (iv) an "eligible financial contract" as such term is defined in the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and the *Winding-Up and Restructuring Act* (Canada) (collectively "**Canadian Insolvency Laws**").

(c) the Collateral Shares and any other property credited to the Collateral Account (as defined in Pledge and Security Annex) constitute "financial collateral" as defined under Canadian Insolvency Laws.

(d)   The rights given to Citibank under this Master Confirmation, under each Supplemental Confirmation, under any related Pricing Notice, the Agreement and each Credit Support Document upon the occurrence of an Event of Default with respect to the other party constitute a "contractual right" to cause the liquidation, termination or acceleration of, and to offset or net out termination values, payment amounts and other transfer obligations under or in connection with a "securities contract" and a "swap agreement" and a "contractual right" under a security agreement or arrangement forming a part of or related to a "securities contract" and a "swap agreement," as such terms are used in Sections 555, 560, 561, 362(b)(6) and 362(b)(17) of the Bankruptcy Code.

(e)   Citibank is entitled to the protections afforded by, among other sections, Sections 362(b)(6), 362(b)(17), 362(b)(27), 362(o), 546(e), 546(g), 546(j), 548(d)(2), 555, 560 and 561 of the Bankruptcy Code and any similar provisions under Canadian Insolvency Laws.

8.   **Miscellaneous:**

(a)   <u>Transfer</u>. Notwithstanding any provision of the Agreement to the contrary, (i) Counterparty shall be entitled to pledge all of its rights and interest in any Transaction hereunder to Citibank and (ii) Citibank shall be entitled to assign its rights and obligations hereunder and under any Credit Support Document to make or receive cash payments or deliveries and other related rights to one or more entities that are wholly-owned, directly or indirectly, by Citigroup Inc., or any successor thereto (each, a "Citibank Affiliate"); provided that Counterparty shall have recourse to Citibank in the event of the failure by a Citibank Affiliate to perform any of such obligations hereunder. Notwithstanding the foregoing, recourse to Citibank shall be limited to recoupment of Counterparty's monetary damages and Counterparty hereby waives any right to seek specific performance by Citibank of its obligations hereunder. Such failure after any applicable grace period shall be an Additional Termination Event with the Transaction to which the failure relates as the sole Affected Transaction and Citibank as the sole Affected Party.

(b)   Consent to Recording. Each party (i) consents to the recording of the telephone conversations of trading and marketing personnel of the parties and their affiliates in connection with the Agreement, this Master Confirmation, each Supplemental Confirmation and any related Pricing Notice and (ii) agrees to obtain any necessary consent of, and give notice of such recording to, such personnel of such party and such party's affiliates.

(c)   Severability; Illegality. If compliance by either party with any provision of a Transaction would be unenforceable or illegal, (i) the parties shall negotiate in good faith to resolve such unenforceability or illegality in a manner that preserves the economic benefits of the transactions contemplated hereby and (ii) the other provisions of such Transaction shall not be invalidated, but shall remain in full force and effect.

(d)   Waiver of Trial by Jury. EACH OF COUNTERPARTY AND CITIBANK HEREBY IRREVOCABLY WAIVES (ON SUCH PARTY'S OWN BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF SUCH PARTY'S STOCKHOLDERS OR OTHER EQUITY HOLDERS) ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE AGREEMENT, THIS MASTER CONFIRMATION, ANY SUPPLEMENTAL CONFIRMATION, ANY RELATED PRICING NOTICE OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE ACTIONS OF CITIBANK OR ITS AFFILIATES IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF.

(e)   Confidentiality. Citibank and Counterparty agree that (i) Counterparty is not obligated to Citibank to keep confidential from any and all persons or otherwise limit the use of any element of Citibank's descriptions relating to tax aspects of the Transactions contemplated hereby and any part of the structure necessary to understand those tax aspects, and (ii) Citibank does not assert any claim of proprietary ownership in respect of such descriptions contained herein of the use of any entities, plans or arrangements to give rise to significant U.S. federal income tax benefits for Counterparty.

(f)   Limit on Beneficial Ownership. Notwithstanding anything to the contrary in the Agreement, this Master Confirmation, any Supplemental Confirmation or any related Pricing Notice, in no event shall Citibank be entitled to receive, or shall be deemed to receive, any Shares in connection with a Transaction if, immediately upon giving effect to such receipt of such Shares, (i) Citibank's Beneficial Ownership would be equal to or greater than 4.5% of the outstanding Shares, (ii) Citibank, or any "affiliate" or "associate" of Citibank, would be an "interested stockholder" of Issuer, as all such terms are defined in Section 203 of the Delaware General Corporation Law or (iii) Citibank, Citibank Group (as defined below) or any person whose ownership position would be aggregated with that of Citibank or Citibank Group (Citibank, Citibank Group or any such person, a "Citibank Person") under any federal, state or local laws, regulations, regulatory orders or organizational documents or contracts of Issuer that are, in each case, applicable to ownership of Shares ("Applicable Restrictions"), owns, beneficially owns, constructively owns, controls, holds the power to vote or otherwise meets a relevant definition of ownership in excess of a number of Shares equal to (x) the number of Shares that would give rise to reporting or registration obligations or other requirements (including obtaining prior approval by a state or federal regulator) of a Citibank Person, or could result in an adverse effect on a Citibank Person, under Applicable Restrictions, as determined by Citibank in its reasonable discretion, and with respect to which such requirements have not been met or the relevant approval has not been received or that would give rise to any consequences under the constitutive documents of Issuer or any contract or agreement to which Issuer is a party, in each case *minus* (y) 1% of the number of Shares outstanding on the date of determination (each of clause (i), (ii) and (iii) above, an "Ownership Limitation"). If any delivery owed to Citibank hereunder is not made, in whole or in part, as a result of an Ownership Limitation, Citibank's right to receive such delivery shall not be extinguished and Counterparty shall make such delivery as promptly as practicable after, but in no event later than one Scheduled Trading Day after, Citibank gives notice to Counterparty that such delivery would not result in any of such Ownership Limitations being breached. "Citibank's Beneficial Ownership" means the

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"beneficial ownership" (within the meaning of Section 13 of the Exchange Act and the rules promulgated thereunder (collectively, "Section 13")) of Shares, without duplication, by Citibank, together with any of its affiliates or other person subject to aggregation with Citibank under Section 13 for purposes of "beneficial ownership", or by any "group" (within the meaning of Section 13) of which Citibank is or may be deemed to be a part (Citibank and any such affiliates, persons and groups, collectively, "Citibank Group") (or, to the extent that, as a result of a change in law, regulation or interpretation after the date hereof, the equivalent calculation under, if applicable, Section 16 of the Exchange Act and the rules and regulations thereunder results in a higher number, such number). Notwithstanding anything in the Agreement, this Master Confirmation, any Supplemental Confirmation or any related Pricing Notice to the contrary, Citibank (or the Citibank Affiliate designated by Citibank pursuant to Section 8(a) above) shall not become the record or beneficial owner, or otherwise have any rights as a holder, of any Shares that Citibank (or such affiliate) is not entitled to receive at any time pursuant to this Section 8(f), until such time as such Shares are delivered pursuant to this Section 8(f).

(g)   Right to Extend. Citibank may divide a Component into additional Components and designate the Valuation Date and the Number of Shares for any Component comprised by such Transaction (and may make corresponding adjustments to the Final Disruption Date for the relevant Transaction) if Citibank determines, in its reasonable discretion, that such further division is necessary or advisable to preserve Citibank's hedging or hedge unwind activity hereunder in light of existing liquidity conditions or to enable Citibank or one of its affiliates to effect transactions in the Shares in connection with its hedging or hedge unwind activity hereunder in a manner that would, including as if Citibank or such an affiliate were Issuer or an affiliated purchaser of Issuer, be in compliance with applicable legal, regulatory or self-regulatory requirements or with related policies and procedures applicable to Citibank.

(h)   Reserved.

(i)   Designation by Citibank. Notwithstanding any other provision in this Master Confirmation to the contrary requiring or allowing Citibank to purchase, sell, receive or deliver any Shares or other securities, or make or receive any payment in cash, to or from Counterparty, Citibank may designate any of its affiliates to purchase, sell, receive or deliver such Shares or other securities, or make or receive such payment in cash, and otherwise to perform Citibank's obligations in respect of any Transaction hereunder and any such designee may assume such obligations. Citibank shall be discharged of its obligations to Counterparty to the extent of any such performance.

(j)   Agreements regarding the Pricing Notice.

(i)   Counterparty accepts and agrees to be bound by the contractual terms and conditions as set forth in the Pricing Notice for each Transaction, absent manifest error. Upon receipt of a Pricing Notice, Counterparty shall promptly execute and return such Pricing Notice to Citibank; *provided* that Counterparty's failure to so execute and return a Pricing Notice shall not affect the binding nature of such Pricing Notice, and the terms set forth therein shall be binding on Counterparty to the same extent, and with the same force and effect, as if Counterparty had executed a written version of such Pricing Notice.

(ii)   Counterparty and Citibank agree and acknowledge that (A) the transactions contemplated by this Master Confirmation and each Supplemental Confirmation will be entered into in reliance on the fact that this Master Confirmation, the relevant Supplemental Confirmation and the related Pricing Notice form a single agreement between Counterparty and Citibank, and Citibank would not otherwise enter into such transactions; (B) this Master Confirmation as supplemented by the relevant Supplemental Confirmation is a "qualified financial contract", as such term is defined in Section 5-701(b)(2) of the General Obligations Law of New York (the "General Obligations Law"); (C) the relevant Pricing Notice, regardless of whether such Pricing Notice is transmitted electronically or otherwise, constitutes a "confirmation in writing sufficient to indicate that a contract has been made between the parties" hereto, as set forth in Section 5-701(b)(3)(b) of the General Obligations Law; and (D) this Master Confirmation as supplemented by the relevant Supplemental Confirmation constitutes a prior "written contract", as set forth in Section 5-701(b)(1)(b) of the General Obligations Law, and each party hereto intends and agrees to be bound by this Master Confirmation as supplemented by the relevant Supplemental Confirmation.

(iii)   Counterparty and Citibank further agree and acknowledge that this Master Confirmation, as supplemented by the relevant Supplemental Confirmation, constitutes a contract "for the sale or purchase of a security", as set forth in Section 8-113 of the Uniform Commercial Code of New York.

9.   **Schedule Provisions:**

(a)   <u>Credit Support Documents and Credit Support Provider</u>. The provisions of the Pledge and Security Annex contained in Annex C are incorporated by reference herein and constitute a Credit Support Document with respect to Counterparty. The Control Agreement is a Credit Support Document with respect to Counterparty.

(b)   <u>Set-Off</u>. Section 6(f) of the Agreement is amended by replacing "payable by the Payee to the Payer" with "payable by the Payee or its Affiliates to the Payer or its Affiliates".

(c)   <u>Automatic Early Termination</u>. Automatic Early Termination will not apply to Counterparty or Citibank.

(d)   <u>Additional Schedule Provisions</u>.

(i)   "Specified Entity" means (i) in relation to Counterparty for purposes of Sections 5(a)(v), 5(a)(vi), 5(a)(vii) and 5(b)(v), all Affiliates, and (ii) in relation to Citibank for purposes of Section 5(a)(v), all Affiliates, and for purposes of Sections 5(a)(vi), 5(a)(vii) and 5(b)(v), none.

(ii)   "Specified Transaction" means any transaction (including an agreement with respect to any such transaction) now existing or hereafter entered into between Counterparty or an Affiliate of Counterparty and Citibank or an Affiliate of Citibank which is not a Transaction under this Agreement.

(iii)   The "Cross-Default" provisions of Section 5(a)(vi) will apply to Counterparty and to Citibank. "Threshold Amount" means, with respect to Counterparty, USD 10,000,000 (or its equivalent in another currency) and, with respect to Citibank, 3% of the shareholders' equity of Citigroup, Inc.

(iv)   The "Credit Event Upon Merger" provisions of Section 5(b)(v) will apply to Counterparty.

(v)   "Multiple Transaction Payment Netting" will apply for the purpose of Section 2(c) of the Agreement to all Transactions starting from the date of this Master Confirmation.

(vi)   Each of the following shall be an Additional Termination Event with respect to which Counterparty shall be the sole Affected Party and all Transactions hereunder shall be Affected Transactions:

(i)   Counterparty or any of its Affiliates shall have become subject to any investigation, proceeding, action or sanction of or by any governmental regulatory or self-regulatory authority, which, in any such case, the Calculation Agent determines is reasonably likely to have a material adverse effect on Counterparty or any Credit Support Provider.

(e)   <u>Agreement to Deliver Documents</u>. Counterparty agrees to deliver the following documents, as applicable, to the extent not already delivered:

Party required to deliver	Form/Document/Certificate	Date by which to be delivered	Covered by Section 3(d) Representation

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Party required to deliver	Form/Document/Certificate	Date by which to be delivered	Covered by Section 3(d) Representation
Counterparty and Citibank	Evidence of authority and specimen signatures of signatories of Counterparty and any Credit Support Provider	Upon or promptly following execution of this Master Confirmation	Yes
Counterparty	Resolutions or other documents evidencing authority of Counterparty and any Credit Support Provider to enter into this Master Confirmation, each Supplemental Confirmation, any related Pricing Notice and Transaction hereunder and any Credit Support Document	Upon or promptly following execution of this Master Confirmation	Yes
Counterparty	Copies of all organizational documents of Counterparty and, if applicable, any Credit Support Provider	Upon or promptly following execution of this Master Confirmation	Yes
Counterparty and Citibank	A correct, completed and signed Internal Revenue Service Form W-8BEN-E for the Counterparty (or, upon the request of Citibank, a revised or successor form), and in the case of Citibank, a correct, completed and signed Internal Revenue Service form W-9, and any required attachment thereto.	(i) Upon execution of this Master Confirmation, (ii) prior to the date upon which the Form previously provided becomes invalid; (ii) promptly upon the reasonable request of Citibank; and (iii) promptly upon learning that any such form previously provided by Counterparty has become obsolete, incorrect or invalid.	No
Counterparty	Canadian Representation Letter #1 (Trade Reporting and Other Obligations), as published by the International Swaps and Derivatives Association, Inc. on April 23, 2014 and available at www.isda.org and (ii) Canadian Representation Letter #2 (Business Conduct Rule), as published by the International Swaps and Derivatives Association, Inc. on February 12, 2024 and available at www.isda.org.	(i) Upon execution of this Master Confirmation, (ii) prior to the date upon which a letter previously provided becomes invalid; (ii) promptly upon the reasonable request of Citibank; and (iii) promptly upon learning that any such form previously provided by Counterparty has become obsolete, incorrect or invalid.	Yes

(f)   Tax Documents. Section 4(a)(iii) of the Agreement is hereby amended by adding prior to the existing text: "upon the earlier of learning that any such form or document is required or".

(g)   Change of Account. Section 2(b) of the Agreement is hereby amended by the addition of the following after the word "delivery" in the first line thereof: "to another account in the same legal and tax jurisdiction".

10.   **Tax Provisions:**

(a)   Payer Representations: For the purpose of Section 3(e) of the Agreement, Citibank and Counterparty each hereby make the following representation:

It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 9(h) of the Agreement or amounts payable hereunder that may be considered to be interest for United States federal income tax purposes) to be made by it to the other party under the Agreement. In making this representation, it may rely on (i) the accuracy of any representations made by the other party pursuant to Section 3(f) and/or Section 3(g) of the Agreement, (ii) the satisfaction of the agreement contained in Section 4(a)(i) or 4(a)(iii) of the Agreement and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of the Agreement and (iii) the satisfaction of the agreement of the other party contained in Section 4(d) of the Agreement, except that it will not be a breach of this representation where reliance is placed on clause (ii) above and the other party does not deliver a form or document under Section 4(a)(iii) of the Agreement by reason of material prejudice to its legal or commercial position.

(b)   Payee Representations. For the purpose of Section 3(f) of the Agreement:

(i)   Citibank makes the following representations:

(A)   Citibank is a national banking association organized under the laws of the United States and its U.S. taxpayer identification number is 13-5266470. It is "exempt" within the meaning of U.S. Treasury Regulations (the "Regulations") sections 1.6041-3(p) and 1.6049-4(c) from information reporting on Form 1099 and backup withholding.

(B)   Citibank is a "U.S. person" as that term is used in section 1.1441-4(a)(3)(ii) of the Regulations for U.S. federal income tax purposes.

(ii)   Counterparty makes the following representations:

(A)   Counterparty is for tax purposes a corporation organized and operating under the laws of Canada.

(B)   It is a "foreign person" as that term is used in U.S. Treasury Regulations Section 1.6041-4(a)(4) for U.S. federal income tax purposes.

(C)   It is a "non-U.S. branch of a foreign person" (as that term is used in section 1.1441-4(a)(3)(ii) of United States Treasury Regulations).

(D)   It is fully eligible for the benefits of the Tax Treaty between Canada and the United States.

(c)   Foreign Account Tax Compliance Act. The parties agree that the definitions and provisions contained in the ISDA 2012 FATCA Protocol as published by the International Swaps and Derivatives Association, Inc. on August 15, 2012, are incorporated into and apply to the Agreement as if set forth in full herein.

(d)   HIRE Act Protocols. The parties agree that the definitions and provisions contained in the ISDA 2015 Section 871(m) Protocol as published by the International Swaps and Derivatives Association, Inc. on November 2, 2015, are incorporated into and apply to the Agreement as if set forth in full herein.

11.   **U.S. QFC Mandatory Contractual Requirements**:

(a)   **Limitation on Exercise of Certain Default Rights Related to a Citibank Affiliate's Entry Into Insolvency Proceedings**. Notwithstanding anything to the contrary in this Master Confirmation or any other agreement, the parties hereto expressly acknowledge and agree that subject to Section 11(b), Counterparty shall not be permitted to exercise any Default Right against Citibank with respect to this Master Confirmation or any other Relevant Agreement that is related, directly or indirectly, to a Citibank Affiliate becoming subject to an Insolvency Proceeding.

(b)   **General Creditor Protections**. Nothing in Section 11(a) shall restrict the exercise by Counterparty of any Default Right against Citibank with respect to this Master Confirmation or any other Relevant Agreement that arises as a result of:

(i)   Citibank becoming subject to an Insolvency Proceeding; or

(ii)   Citibank not satisfying a payment or delivery obligation pursuant to (x) this Master Confirmation or any other Relevant Agreement, or (y) another contract between Citibank and Counterparty that gives rise to a Default Right under this Master Confirmation or any other Relevant Agreement.

(c)   **Burden of Proof**. After a Citibank Affiliate has become subject to an Insolvency Proceeding, if Counterparty seeks to exercise any Default Right with respect to this Master Confirmation or any other Relevant Agreement, Counterparty shall have the burden of proof, by clear and convincing evidence, that the exercise of such Default Right is permitted hereunder or thereunder.

(d)   **General Conditions**.

(i)   Effective Date. The provisions set forth in this Section 11 will come into effect on the later of the Applicable Compliance Date and the date of this Master Confirmation.

(ii)   Prior Adherence to the U.S. Protocol. If Citibank and Counterparty have adhered to the ISDA U.S. Protocol prior to the date of this Master Confirmation, the terms of the ISDA U.S. Protocol shall be incorporated into and form a part of this Master Confirmation and shall replace the terms of this Section 11. For purposes of incorporating the ISDA U.S. Protocol, Citibank shall be deemed to be a Regulated Entity, Counterparty shall be deemed to be an Adhering Party and the Agreement shall be deemed to be a Protocol Covered Agreement.

(iii)   Subsequent Adherence to the U.S. Protocol. If, after the date of this Master Confirmation, both Citibank and Counterparty shall have become adhering parties to the ISDA U.S. Protocol, the terms of the ISDA U.S. Protocol will supersede and replace this Section 11.

(e)   **Definitions**. For the purposes of this Section 11, the following definitions apply:

"Applicable Compliance Date" with respect to this Master Confirmation shall be determined as follows: (a) if Counterparty is an entity subject to the requirements of the QFC Stay Rules, January 1, 2019, (b) if Counterparty is a Financial Counterparty (other than a Small Financial Institution) that is not an entity subject to the requirements of the QFC Stay Rules, July 1, 2019 and (c) if Counterparty is not described in clause (a) or (b), January 1, 2020.

"BHC Affiliate" has the same meaning as the term "affiliate" as defined in, and shall be interpreted in accordance with, 12 U.S.C. 1813(w) and 12 U.S.C. 1841(k).

23

"Citibank Affiliate" means, with respect to Citibank, a BHC Affiliate of that party.

"Credit Enhancement" means, with respect to this Master Confirmation or any other Relevant Agreement, any credit enhancement or other credit support arrangement in support of the obligations of (i) Citibank or Counterparty hereunder or thereunder or with respect hereto or thereto, including any guarantee or collateral arrangement (including any pledge, charge, mortgage or other security interest in collateral or title transfer arrangement), trust or similar arrangement, letter of credit, transfer of margin or any similar arrangement.

"Default Right" means, with respect to this Master Confirmation (including each Transaction) or any other Relevant Agreement, any:

(i) right of a party, whether contractual or otherwise (including, without limitation, rights incorporated by reference to any other contract, agreement, or document, and rights afforded by statute, civil code, regulation, and common law), to liquidate, terminate, cancel, rescind, or accelerate such agreement or transactions thereunder, set off or net amounts owing in respect thereto (except rights related to same-day payment netting), exercise remedies in respect of collateral or other credit support or property related thereto (including the purchase and sale of property), demand payment or delivery thereunder or in respect thereof (other than a right or operation of a contractual provision arising solely from a change in the value of collateral or margin or a change in the amount of an economic exposure), suspend, delay, or defer payment or performance thereunder, or modify the obligations of a party thereunder, or any similar rights; and

(ii) right or contractual provision that alters the amount of collateral or margin that must be provided with respect to an exposure thereunder, including by altering any initial amount, threshold amount, variation margin, minimum transfer amount, the margin value of collateral, or any similar amount, that entitles a party to demand the return of any collateral or margin transferred by it to the other party or a custodian or that modifies a transferee's right to reuse collateral or margin (if such right previously existed), or any similar rights, in each case, other than a right or operation of a contractual provision arising solely from a change in the value of collateral or margin or a change in the amount of an economic exposure; but

(iii) solely with respect to Section 11, does not include any right under a contract that allows a party to terminate the contract on demand or at its option at a specified time, or from time to time, without the need to show cause.

"Financial Counterparty" has the meaning given to such term in, and shall be interpreted in accordance with, 12 C.F.R. 252.81, 12 C.F.R. 382.1 and 12 C.F.R. 47.2.

"Insolvency Proceeding" means a receivership, insolvency, liquidation, resolution, or similar proceeding.

"ISDA U.S. Protocol" means the ISDA 2018 U.S. Resolution Stay Protocol, as published by ISDA on July 31, 2018.

"QFC Stay Rules" means the regulations codified at 12 C.F.R. 252.81–8 (the "Federal Reserve Rule"), 12 C.F.R. 382.1-7 (the "FDIC Rule") and 12 C.F.R. 47.1-8 (the "OCC Rule"), respectively. All references herein to the specific provisions of the Federal Reserve Rule, the FDIC Rule and the OCC Rule shall be construed, with respect to Citibank, to the particular QFC Stay Rule(s) applicable to it.

"Relevant Agreement" means this Master Confirmation (including each Transaction), each Supplemental Confirmation, any related Pricing Notice and any Credit Enhancement relating hereto or thereto.

"Small Financial Institution" has the meaning given to such term in, and shall be interpreted in accordance with, 12 C.F.R. 252.81, 12 C.F.R. 382.1 and 12 C.F.R. 47.2.

24

12. **Notices:**

Addresses for notices or communications to Citibank:

Citibank, N.A.
388 Greenwich Street
New York, NY 10013
Attn: Equity Derivatives
Telephone: 212-723-7310
Email: eric.natelson@citi.com, bianca.gotuaco@citi.com, theodore.finkelstein@citi.com, eq.us.corporates.middle.office@citi.com

with a copy to:

Citibank, N.A.
388 Greenwich Street, 3rd Floor
New York, NY 10013
Attn: Sean Montgomery – Equity Derivatives Operations
Telephone: 212-723-5033
Email: sean.montgomery@citi.com

with a copy (which shall not constitute notice) to:

yin.wu@citi.com,
mickey.alterman@citi.com,
elizabeth.hamilton@citi.com

Addresses for notices or communications to Counterparty:

Low Tide Properties Ltd.
500 – 21 Water Street, Vancouver, BC, V6B 1A1
Attn: Sharlene Babich
Telephone: 604-653-6350
Email: sbabich@lowtideproperties.com

with a copy to:

SEYFARTH SHAW LLP
601 S. Figueroa Street, Suite 3300
Los Angeles, CA 90017
Telephone: (213) 270-9607
Attn.: Gordon F. Peery, Chair, Derivatives
Email: gpeery@seyfarth.com

13. **Account Details:**

Payments to Citibank:

For any USD payments:

Citibank, N.A. New York
BIC: CITIUS33 (or ABA: 021-000-089)
F/O: Citibank New York
Beneficiary: 00167679
Ref: NY Swap Operations

Payments to Counterparty:

To be advised.

[Signatures follow]

Please confirm by signing below that the foregoing correctly sets forth the terms of the agreement between Citibank and Counterparty with respect to any Transaction contemplated by this Master Confirmation and return to us.

Yours sincerely,

CITIBANK, N.A.

By: /s/ Eric Natelson
    Authorized Representative
    Eric Natelson

Confirmed as of the date first above written:

LOW TIDE PROPERTIES LTD.

By: /s/ David Ferguson
    Name: David Ferguson
    Title: CEO

FORM OF SUPPLEMENTAL CONFIRMATION

Date: [_____], 20[__]

To: Low Tide Properties Ltd.
              500 – 21 Water Street, Vancouver, BC, V6B 1A1
              Attn: Sharlene Babich
              Telephone: 604-653-6350
              Email: sbabich@lowtideproperties.com

From: Citibank, N.A.

Reference Number: [   ]

        The purpose of this Supplemental Confirmation is to confirm the terms and conditions of the Transaction entered into between Citibank, N.A. ("Citibank") and Low Tide Properties Ltd. ("Counterparty") on the Trade Date specified below. This Supplemental Confirmation is a binding contract between Citibank and Counterparty as of the relevant Trade Date for the Transaction referenced below.

        1.   This Supplemental Confirmation supplements, forms part of, and is subject to the Master Terms and Conditions for Prepaid Variable Share Forward Transactions dated as of January 21, 2025 between Citibank and Counterparty (as amended and supplemented from time to time, the "Master Confirmation"). All provisions contained in the Agreement (as modified and as defined in the Master Confirmation) shall govern this Supplemental Confirmation, except as expressly modified below, and capitalized terms used but not defined herein shall have the meanings specified in the Master Confirmation.

        2.   The terms of the Transaction to which this Supplemental Confirmation relates are as follows:

Trade Date: [_____, 20__]

Number of Components: [_____]

Number of Shares: [___] per Component

Forward Floor Percentage: [___]%

Forward Cap Percentage: [___]%

Spread: [___] basis points

Cutoff Date: [_____, 20__]

For each Component of the Transaction, the Scheduled Valuation Date are as set forth below.

Component Number	Scheduled Valuation Date
1	[ ]
2	[ ]
3	[ ]
4	[ ]
5	[ ]
6	[ ]
7	[ ]

8	[	]
9	[	]
10	[	]
11	[	]
12	[	]
13	[	]
14	[	]
15	[	]
…	[	]

Annex A – 2

Counterparty hereby agrees (a) to check this Supplemental Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing correctly sets forth the terms of the agreement between us with respect to the particular Transaction to which this Supplemental Confirmation relates by signing this Supplemental Confirmation and providing any other information requested herein or in the Master Confirmation and immediately sending a facsimile transmission of an executed copy to us.

Yours sincerely,

CITIBANK, N.A.

By: _____
     Authorized Representative

Confirmed as of the date first above written:

LOW TIDE PROPERTIES LTD.

By: _____
  Name:
  Title:

FORM OF PRICING NOTICE

Date: [_____], 20[___]

To: Low Tide Properties Ltd.
500 – 21 Water Street, Vancouver, BC, V6B 1A1
Attn: Sharlene Babich
Telephone: 604-653-6350
Email: sbabich@lowtideproperties.com

From: Citibank, N.A.

Reference Number: [   ]

The purpose of this Pricing Notice is to confirm the terms and conditions of the Transaction entered into between Citibank, N.A. ("Citibank") and Low Tide Properties Ltd. ("Counterparty") on the Trade Date specified below. This Pricing Notice is a binding contract between Citibank and Counterparty as of the relevant Trade Date for the Transaction referenced below.

1. This Pricing Notice supplements, forms part of, and is subject to the Master Terms and Conditions for Prepaid Variable Share Forward Transactions dated as of January 21, 2025 between Citibank and Counterparty (as amended and supplemented from time to time, the "Master Confirmation"). All provisions contained in the Agreement (as modified and as defined in the Master Confirmation) shall govern this Pricing Notice, except as expressly modified below, and capitalized terms used but not defined herein shall have the meanings specified in the Master Confirmation.

2. The terms of the Transaction to which this Pricing Notice relates are as follows:

Trade Date: [_____, 20___]

Hedge Completion Date: [_____, 20___]

Initial Prepayment Date: [_____, 20___]

Final Prepayment Date: [_____, 20___]

Initial Share Price: USD [_____]

Forward Floor Price: USD [_____]

Forward Cap Price: USD [_____]

Final Disruption Date: [_____, 20___]

For each Component of the Transaction, the Number of Shares and the Scheduled Valuation Date are as set forth below.

Component Number	Number of Shares	Component Forward Amount	Scheduled Valuation Date
1	[ ]	[ ]	[ ]
2	[ ]	[ ]	[ ]
3	[ ]	[ ]	[ ]
4	[ ]	[ ]	[ ]
5	[ ]	[ ]	[ ]
6	[ ]	[ ]	[ ]
7	[ ]	[ ]	[ ]

8	[ ]	[ ]	[ ]
9	[ ]	[ ]	[ ]
10	[ ]	[ ]	[ ]
11	[ ]	[ ]	[ ]
12	[ ]	[ ]	[ ]
13	[ ]	[ ]	[ ]
14	[ ]	[ ]	[ ]
15	[ ]	[ ]	[ ]
…	[ ]	[ ]	[ ]

Counterparty hereby agrees (a) to check this Pricing Notice carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing correctly sets forth the terms of the agreement between us with respect to the particular Transaction to which this Pricing Notice relates by signing this Pricing Notice and providing any other information requested herein or in the Master Confirmation and immediately sending a facsimile transmission of an executed copy to us.

Yours sincerely,

CITIBANK, N.A.

By: _____
          Authorized Representative

Confirmed as of the date first above written:

LOW TIDE PROPERTIES LTD.

By: _____
   Name:
   Title:

PLEDGE AND SECURITY ANNEX

(a)   Pledge. On or prior to the Trade Date for a Transaction, Counterparty shall deliver in book-entry form through the Clearance System the Collateral Shares for such Transaction to the collateral account with account no. 25D312610768 maintained by Counterparty with the Custodian, including any successor, renumbered or redesignated account and all sub-accounts (the "Collateral Account"), pursuant to the terms of that certain Custody and Control Agreement, dated as of January 21, 2025, by and among Citibank, Citibank N.A. in its capacity as custodian, and Counterparty (the "Control Agreement"). Counterparty hereby grants Citibank a continuing first priority, perfected security interest in and right of setoff against the Collateral Shares, all distributions thereon and rights relating thereto, to the Collateral Account and any other collateral acceptable to Citibank in its sole discretion that may be delivered by or on behalf of Counterparty in connection with such Transaction, and all proceeds of any of the foregoing (collectively, "Collateral"), as security for the prompt and complete payment and performance when due (whether on an Early Termination Date or otherwise) of all of Counterparty's payment and performance obligations under the Agreement and Transactions governed by the Master Confirmation (the "Secured Obligations"). Citibank may reregister the Collateral Shares and any other Collateral in its name or the name of its nominee at any time.

On or promptly after the Hedge Completion Date for any Transaction, if the aggregate Number of Shares as specified in the related Pricing Notice is less than the aggregate of the Collateral Shares, Citibank shall release to Counterparty the excess (if any) of (x) the number of the aggregate Collateral Shares constituting Collateral over (y) the aggregate Number of Shares as specified in the related Pricing Notice.

(b)   Rehypothecation. Citibank shall have the right to sell, pledge, rehypothecate, assign, invest, use, commingle or otherwise dispose of, or otherwise use in its business ("Rehypothecate") any Collateral (other than Collateral in the form of Shares) it holds, free from any claim or right of any nature whatsoever of Counterparty, including any equity or right of redemption by Counterparty. Citibank shall satisfy any obligation it may have to return any Rehypothecated Collateral to Counterparty by delivering securities of the same class and issue as such Rehypothecated Collateral.

(c)   Representations. Counterparty represents, on each date on which Counterparty delivers or Citibank otherwise receives Collateral, that (i) Counterparty is the owner of all Collateral free of any lien, security interest, charge, adverse claim, restriction on transfer or other encumbrance, other than the liens imposed by the Custodian, to the extent permitted by the Control Agreement (such liens, the "Permitted Liens"), (ii) the Collateral Shares are, to Counterparty's actual knowledge, duly authorized, validly existing, fully paid, non-assessable, (iii) the Collateral does not contain any restrictive legend relating to federal or state securities laws or restriction by way of contract or otherwise, (iv) none of the Collateral is or will be "restricted securities" (within the meaning of Rule 144 under the Securities Act) or subject to any legal or contractual restriction, or any restriction under the constitutive documents of the Issuer, (v) Counterparty has the power and authority and has obtained all of the necessary consents and approvals to grant a first priority security interest to Citibank in the Collateral, (vi) upon the delivery of the Collateral Shares as described above and any other Collateral in a manner acceptable to Citibank, Citibank will have a valid and perfected first priority security interest in the Collateral Shares and the other Collateral, (vii) none of Counterparty's entry into this Master Confirmation or Citibank's exercise of any of its rights and remedies under this Master Confirmation will violate or conflict with the terms of any agreement made by or applicable to Counterparty or will violate or conflict with any law, rule, policy or order applicable to Counterparty or the Collateral, and (viii) Counterparty has furnished Citibank with copies of all agreements, contracts or instruments that relate to the Collateral.

(d)   Remedies. In addition to Counterparty's rights in the Control Agreement and in addition to the rights granted to a secured party under the Uniform Commercial Code (whether or not in effect in the jurisdiction where such rights are exercised), Citibank shall be entitled to hold the Collateral as collateral to the extent set forth below until the date all of Counterparty's obligations in connection with each Transaction governed by the Master Confirmation, whether absolute or contingent, have been fully performed. (I) Upon the occurrence and during the continuance of an Event of Default with respect to Counterparty as the Defaulting Party, (II) upon the occurrence or designation of an Early Termination Date resulting from an Event of Default with respect to Counterparty as the Defaulting Party or a Termination Event with respect to Counterparty as the sole Affected Party or (III) an Extraordinary Event pursuant to Article 12 of the Equity Definitions that results in termination or cancellation of any

Transaction, Citibank may exercise all rights with respect to the Collateral, sell or liquidate the Collateral to satisfy any of Counterparty's obligations to Citibank and set off any amounts payable by Counterparty with respect to any Secured Obligations against any Collateral held by Citibank or the cash equivalent of any Collateral (or any obligation of Citibank to deliver any Collateral to Counterparty). Counterparty acknowledges and agrees that the Collateral may decline speedily in value and is of a type customarily sold on a recognized market (including on the Exchange, which is a recognized market within the meaning of Section 9-610 of the Uniform Commercial Code as in effect in New York) and, therefore, that Citibank is not required to send any notice of its intention to sell or otherwise dispose of the Collateral hereunder, except any notice that is required under applicable law and cannot be waived (in which case Counterparty agrees that ten days' prior written notice shall be commercially reasonable). Following a default, Citibank may, in its sole and absolute discretion, sell Collateral in a private sale in such manner and under such circumstances as Citibank may deem necessary or advisable (with Citibank or its affiliate having the right to purchase any or all of the Collateral Shares to be sold) and notwithstanding that a registration statement for all or any of such Collateral has been or could be filed or is not required under the Securities Act. Counterparty acknowledges that such sale shall be deemed to have been made in a commercially reasonable manner, notwithstanding that any such sale may be for a price less than that which might have been obtained had such Collateral been so registered or otherwise publicly sold. Citibank shall apply the Collateral or the net proceeds of any such collection, exercise or sale to the payment in whole or in part of the Secured Obligations in such order as Citibank shall determine in the exercise of its sole discretion. Counterparty shall remain fully liable to Citibank for any amounts that remain outstanding after Citibank has liquidated and/or sold the Collateral and deducted its reasonable attorney fees and other costs and expenses incurred in connection therewith, plus interest thereon at the Default Rate (as defined in the Agreement) from the date incurred to the date paid (which shall be Secured Obligations). Counterparty acknowledges that there is no adequate remedy at law for failure by it to comply with the provisions of this Pledge and Security Annex and that such failure would not be adequately compensable in damages, and therefore agrees that its agreements contained in this Pledge and Security Annex may be specifically enforced.

(e) Voting Rights. Unless a Potential Event of Default, an Event of Default or a Termination Event has occurred and is continuing with respect to Counterparty or an Early Termination Date has occurred or been designated as a result of such an Event of Default or Termination Event, Counterparty shall be entitled to exercise any and all voting and other consensual rights pertaining to the Collateral or any part thereof (other than Rehypothecated Collateral) for any purpose not inconsistent with the terms of this Master Confirmation; provided, however, that Counterparty shall not exercise or refrain from exercising any such right if, in the judgment of Citibank, such action would have a material adverse effect on the value of the Collateral or Citibank's interest therein.

(f) Distributions. Unless a Potential Event of Default, an Event of Default or a Termination Event has occurred and is continuing with respect to Counterparty or an Early Termination Date has occurred or been designated as a result of an Event of Default or Termination Event with respect to Counterparty, Citibank shall pay over, or cause to be paid over, to Counterparty any Ordinary Cash Dividends made in respect of the Collateral actually received by or on behalf of Citibank solely to the extent the amount received exceeds the corresponding Dividend Payment obligation. Any cash Excluded Distribution which results in a payment obligation by Counterparty to Citibank under this Master Confirmation shall be retained by Citibank in satisfaction of Counterparty's payment obligation under the relevant provision, and any other Excluded Distribution shall be retained by Citibank as Collateral. Any Excluded Distribution, if received by Counterparty, shall promptly be paid or delivered to Citibank in the manner directed by Citibank to be held as Collateral hereunder or to be applied to cover Counterparty's payment obligation under this Master Confirmation, as the case may be, and shall be deemed held in trust for Citibank until so paid or delivered. For purposes of this provision, "Excluded Distribution" shall mean any dividend or other distribution in respect of the Collateral other than the portion of an Ordinary Cash Dividend, if any, that exceeds the corresponding Dividend Payment.

(g) Application for Settlement. Unless Counterparty satisfies Counterparty's delivery obligations under a Transaction through delivery of other Shares, Counterparty hereby authorizes Citibank on the applicable Settlement Date to apply Collateral in the form of Shares to satisfy Counterparty's delivery obligations, if any, under such Transaction; provided that in no event shall (i) Citibank be required to make such application and (ii) this provision be construed as altering in any way Counterparty's obligations to satisfy all conditions to Modified Physical Settlement under this Master Confirmation.

(h)   <u>Preservation of Collateral</u>. Counterparty will faithfully preserve and protect Citibank's security interest in the Collateral, will defend Citibank's right, title, lien and security interest in and to the Collateral against the claims and demands of all persons whomsoever, and will do all such acts and things and deliver all such documents and instruments, including without limitation further pledges, assignments, account control agreements, financing statements and continuation statements, as Citibank in its sole discretion may deem necessary or advisable from time to time in order to preserve, protect and perfect such security interest or to enable Citibank to exercise or enforce its rights with respect to any Collateral. Counterparty hereby irrevocably appoints Citibank as Counterparty's attorney-in-fact for the purpose of taking any action and executing any instrument which Citibank may deem necessary or advisable to accomplish the purposes of the pledge contemplated by this Master Confirmation. Citibank shall exercise reasonable care of the Collateral to the extent required by applicable law and in any event shall be deemed to have exercised reasonable care if it or the Custodian exercises at least the same degree of care as it would exercise with respect to its own property. Except as specified in the preceding sentence or in the Control Agreement, Citibank shall have no duty with respect to the Collateral, including, without limitation, any duty to collect any distributions thereon or enforce or preserve any rights in the Collateral pertaining thereto. Counterparty will not permit any lien, security interest, charge, adverse claim, restriction on transfer or other encumbrance, other than the lien and security interest Counterparty created hereby in favor of Citibank and the Permitted Liens, to exist upon any of the Collateral. Counterparty will not take any action that could in any way limit or adversely affect the ability of Citibank to realize upon its rights in the Collateral. Citibank is entitled to withhold any and all present or future taxes, levies, imposts, duties, charges, assessments or fees of any nature (including interest, penalties and additions thereto) that are imposed by any government or other taxing authority in respect thereof ("<u>Taxes</u>") required to be withheld by applicable law, including but not limited to required withholding in the absence of proper tax documentation, on payments to, or proceeds and payments realized from the Collateral, in each case calculated at a rate no less than that which would apply if the Collateral were held directly by the Counterparty. Counterparty shall promptly pay when due, and indemnify Citibank (including for the purposes of this paragraph (h), any of its affiliates) against, all Taxes that Citibank may be required to pay with respect to the Collateral by reason of the security interest granted herein or otherwise payable in respect of this Agreement (including, but not limited to, any Taxes with respect to (x) income earned or distribution with respect to the Collateral, (y) any proceeds or income from the sale, loan , exchange or other transfer of any Collateral or to free any Collateral from any lien thereon or (z) payments of dividends, interest or other distributions into the Collateral Account under the pledge and Rehypothecation). This obligation shall apply equally to any Taxes in respect of income recognized by Counterparty in relation to a Rehypothecation of the Collateral. Any such Taxes shall not be an "Indemnifiable Tax" for purposes of Section 14 of the Agreement. Accordingly, for the avoidance of doubt, any proceeds or other amounts paid or credited to the Counterparty in respect of the Collateral (including any Rehypothecated Collateral) shall be net of any applicable withholding Taxes. The Counterparty agrees to promptly deliver to Citibank copies of any notices and other communications received by it in respect of the Collateral Shares.

(i)   <u>Taxes</u>. Notwithstanding anything to the contrary elsewhere in the Agreement, this Master Confirmation, any Supplemental Confirmation or any related Pricing Notice (but, for the avoidance of doubt, without impairment of Citibank's ability to make adjustments or receive any amounts owed to it under the Agreement with respect to any distributions on a gross basis), all payments and all deliveries of Collateral, or income or distributions in respect of Collateral or otherwise paid into the Collateral Account, pursuant to the Agreement shall be made and the value of any Collateral, or income or distributions in respect of Collateral or otherwise paid into the Collateral Account, shall be calculated net of any and all present or future Taxes in respect thereof.

(j)   <u>Return of Collateral</u>. Except as provided in Section 17 of the Control Agreement, when no amounts are or thereafter may become payable or Shares deliverable by Counterparty with respect to any Secured Obligations (except for any potential liability under Section 2(d) of the Agreement), Citibank will return to Counterparty all Collateral, if any. At which time, this Pledge and Security Annex and all obligations (other than those expressly stated to survive such termination) of Citibank and Counterparty hereunder shall terminate, all without delivery of any instrument or performance of any act by any party, and all rights to the Collateral shall revert to Counterparty. At the sole expense of Counterparty, following any such termination, Citibank shall execute and deliver to Counterparty the documents as Counterparty shall reasonably request to evidence such termination, including notice to the Custodian terminating the Control Agreement. Except as provided in Section 17 of the Control Agreement, when (x) no amounts are or thereafter may become payable or Shares deliverable by Counterparty with respect to any Secured Obligations relating to a particular Transaction (except for any potential liability under Section 2(d) of the Agreement), (y) no Potential Event of Default, Event of Default or Termination Event has occurred and is continuing with respect to Counterparty and (z) no Early Termination Date has occurred or been designated as the result of such an Event of Default or Termination Event, Citibank will return to Counterparty all Collateral relating to such Transaction, if any, as determined by Citibank.

[Letterhead of LOW TIDE PROPERTIES LTD.]

[Date]

Citibank, N.A.
388 Greenwich Street
New York, NY 10013
Attn: Equity Derivatives
Telephone: 212-723-7310
Email: eric.natelson@citi.com, bianca.gotuaco@citi.com, theodore.finkelstein@citi.com,
eq.us.corporates.middle.office@citi.com

NOTICE OF ELECTION OF CASH SETTLEMENT

We refer to the Master Terms and Conditions for Prepaid Variable Share Forward Transactions and Annexes relating thereto (the "Master Confirmation"), dated as of January 21, 2025, as executed and as may be amended from time to time, by the undersigned Low Tide Properties Ltd. ("Counterparty") and Citibank, N.A. ("Citibank"), the Supplemental Confirmation, dated as of _____, between Counterparty and Citibank (the "Supplemental Confirmation") and the Pricing Notice, dated as of _____, between Counterparty and Citibank (the "Pricing Notice" and the transaction evidenced by the Master Confirmation, the Supplemental Confirmation and the Pricing Notice, the "Transaction"). In the event of any conflict between the statements and terms of the Master Confirmation and this Notice of Election of Cash Settlement ("Notice"), the statements and terms of this Notice shall control in the resolution of such conflict. Capitalized terms not otherwise defined herein shall have those meanings ascribed to such terms in the Master Confirmation.

We hereby notify you of the election of Cash Settlement as the method of settlement effective on and after the date hereof with respect to the Transaction, *provided*, *however*, that as of the date hereof, the Counterparty represents and warrants to Citibank that, for and with respect to the Transaction:

(i) Counterparty is not making the Cash Settlement election in connection with the Transaction "on the basis of" (as defined in Rule 10b5-1(b) under the Exchange Act) any material nonpublic information or undisclosed "material fact" or "material change" concerning the Shares or the business, operations or prospects of the Issuer; and

(ii) Neither Counterparty nor any of Counterparty's affiliates is aware of any material nonpublic information or undisclosed "material fact" or "material change" concerning the Shares or the business, operations or prospects of the Issuer.

Counterparty acknowledges and agrees that the information or changes that constitute either a "material fact" or a "material change" (as such terms are referenced in this Notice), means any information to which an investor would reasonably attach importance in reaching a decision to buy, sell or hold securities of the Issuer.

Very truly yours,

LOW TIDE PROPERTIES LTD.

By:
Its Authorized Signatory